ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

May 9, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 0935-147-173

Michael Mandelbaum
Mandelbaum Partners
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES
UPCOMING ANNUAL GENERAL MEETING OF SHAREHOLDERS

NEW YORK, NY – May 9, 2006 –  Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) announced today that its Board of Directors has determined to schedule an annual general meeting of shareholders, intended to take place in June 2006. The exact date of the annual general meeting will be announced in the near future. The meeting will take place in Taipei City, Taiwan. For shareholders who wish to participate but are unable to attend the annual general meeting in person, the Company plans to arrange an international and a U.S. telephone call-in number for shareholder participation by audio conference facilities.

On December 30, 2005, the Company announced that its Board of Directors by a majority vote, upon the recommendation of the audit committee, had voted to terminate its relationship with its independent auditors, Ernst & Young. Since that time, Ernst & Young has ceased work on the audit of the Company’s 2004 financial statements and the Company has diligently pursued discussions with several international accounting firms. At the annual general meeting, the Board of Directors and one shareholder group will put forward their respective proposals to be considered by the shareholders of the Company. Accordingly, the final determination of the Company’s auditors for the completion of the audit of the 2004 financial statements and for ongoing auditing services will be made by the shareholders at the annual general meeting.

The Company has established May 12, 2006 as the record date for shareholders entitled to notice of, and to vote on matters presented at, the upcoming annual general meeting.

Recently, the Board of Directors also determined to fill Board vacancies that have existed since October 2005. The incumbent Board Members elected the following four individuals to fill the vacancies then existing on the Board of Directors:

Mr. Lee Gai Poo
Mr. Shue Ching Roung
Mr. Cheng Fang-Hsiung
Mr. Cheng (Christopher) Chien-San

Further details concerning the upcoming shareholders meeting, including a formal notice, agenda and proxy statement, will be delivered to shareholders of the Company in the near future.

On May 4, 2006, Sino-JP Fund (‘‘Sino-JP’’), a shareholder of the Company, commenced an action in the Supreme Court of Bermuda, naming as defendants Pacific Electric Wire & Cable Company

Limited (‘‘PEWC’’), Chiao Tung Bank Company Limited (‘‘CTB’’) and the Company. Among other relief sought, the petitioner seeks an order that either PEWC and/or CTB and/or the Company purchase Sino-JP’s shares or that Sino-JP purchase the shares of the Company held by PEWC and/or CTB, in either case at a fair value to be determined by the court or that PEWC and/or CTB pay damages to Sino-JP. While this action involves principally claims as between two groups of shareholders, the Company intends to appear and to monitor the action.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements abut the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.